Exhibit 99.1
trivago N.V. to Welcome New Chief Financial Officer

DÜSSELDORF, Germany, October 5, 2023 - trivago N.V. (NASDAQ: TRVG) announced today that Matthias Tillmann will step down from his position as Chief Financial Officer (CFO) at the close of this year to pursue other interests. Robin Harries will join the company as CFO no later than April 1, 2024. Tillmann will continue to serve as a consultant until March 2024, facilitating a seamless transition with his successor.

"On behalf of the Supervisory Board and myself, I want to express my gratitude to Matthias for his outstanding service to trivago in the last seven years,” said Johannes Thomas Chief Executive Officer at trivago. “He has been a trusted advisor to me since I joined as CEO, and his leadership was instrumental in navigating the challenges of the pandemic and maintaining our financial stability.”

“We are thrilled to share that Robin Harries will join our leadership team as our new CFO. He has a proven track record and a deep understanding of the industry. His expertise in growing businesses will enrich the leadership team in executing our new strategy. We are delighted to have Robin on board and look forward to his contributions to our finance organization and the whole company,” said Thomas.

Mr. Harries rejoins trivago as a seasoned executive in Finance, Business Development and Marketing. He first came to trivago in 2012 and facilitated the deal with Expedia Group, which acquired a 63% stake in trivago in 2013. He left trivago in 2018 after leading the company's successful Nasdaq initial public offering in 2016 and driving its global expansion in Asia and Americas. Currently, he serves as a member of the board at 1&1 Telecommunication SE, a major German telecom provider, where he boosted their consumer business growth.

About trivago N.V.
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices.

Media Contact
corentine.aronica@trivago.com

Investor Contact:
ir@trivago.com

Forward looking statements
This press release contains certain forward-looking statements. Words, and variations of words such as "believe," "expect," "plan," "continue," "will," "should," and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.

As used herein, references to "we", "us", the "company", or "trivago", or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.